Exhibit 99.2

Note to employees on Hewlett Packard Enterprise Company

By now, most of you may have seen the press release announcing the merger agreement whereby Hewlett Packard Enterprise Company (“HPE”) plans to acquire Nimble Storage. I want to share my perspective on why this outcome makes sense for us as a company.

I would be insincere if I said that this was not an emotionally difficult decision. We have built an incredible company and technology platform, which we proved by gaining share at an incredible pace in the HFA market initially, and in the AFA market last year. Our reputation for customer support has earned us an evangelical customer base and a Net Promoter Score of 85! Over the course of the past year, we believe our sales teams have executed well and have demonstrated strong momentum. Perhaps most significantly, I am even more proud of the organization we have built – we have strong collaboration across the organization and have lived our “No Jerks” principle as steadfastly as we could.

As I look ahead, we have some major opportunities ahead of us. First, our mid-market execution machine should help us to continue expanding our customer base, even as we pursue the large enterprise opportunity. We have compelling development efforts underway with SFA and HCI, and the enthusiasm that we see from customers around NCV suggests a meaningful cloud opportunity. Most significantly, our vision of predictive analytics and automation has the potential to redefine the basis of competition in infrastructure.

Can we execute on the above opportunities? We could. However, there are also major risks that we need to weigh against the opportunities ahead of us.

Each of the opportunities requires us to actually increase the pace of investments – investments in sales coverage, in marketing and branding, and in engineering and support as these newer products find success – at a time when we have to also demonstrate improving profitability. It is a challenge to make the investments we require to fully execute the opportunity in front of us, while also demonstrating profitability. This is the key risk for us. Storage as a standalone sector has been viewed with some skepticism by industry observers because of the threat of the cloud, and because more and more storage is likely to be consumed as converged and/or hyper-converged systems. This trend poses a risk for standalone storage companies – for example, if a large technology company were to make a competitive acquisition in storage, it would constrain our market opportunity further.

After weighing all the relevant factors, the Board concluded that an acquisition makes sense at the right price with the right partner.

HPE will be a great partner for us. In all our discussions with HPE, the senior leadership of HPE was very clear in describing this acquisition as an “expansion” strategy. The combination of Nimble Storage and HPE creates an industry leader in the fast growing flash storage market, with predictive analytics providing an unmatched operational and support experience.

1.	Predictive Analytics. HPE understands that InfoSight has been a significant differentiator for us, and they are excited about leveraging InfoSight across the entire portfolio – to make predictive analytics a key basis of competition against Dell-EMC, NetApp and others.

2.	Comprehensive portfolio. The combination of Nimble Storage and 3PAR allows HPE to span the entire spectrum from entry to high-end, and from mid-market customers to the largest enterprises to cloud service providers.

3.	Massive scale. HPE brings unmatched global distribution, a strong brand and significant install base for us to attach to. At the same time, HPE also views the combined sales force as significantly expanding market coverage, thereby driving growth for the combined product portfolio.

In our interactions with HPE, we’ve found that their focus on employees working together in teams jives well with our “No Jerks” Policy. Their focus on embracing employees’ ideas resonates with our focus on driving innovation. We expect that their focus on growth and expansion will create ongoing career opportunities for our employees as part of the combined company.

HPE’s offer represents a 40-50% premium to our price through most of February and more than a 33% premium to our 12-month high.

In conclusion, I think of this step not as the end, but as the transition from one chapter to another. This next chapter offers the promise of our technology being deployed by tens of thousands of customers, of being seen as the leading flash storage company in the market, of allowing for a more pervasive influence of predictive analytics on infrastructure, and of the talent pool we have assembled to continue to thrive and grow in an organization that is known to be the among the ones to have birthed Silicon Valley.    I believe the combined company can be the dominant force in flash storage and predictive analytics.

I look forward to seeing you all at the all hands later today to talk through this in more detail, and to also discuss what to expect over the next several weeks.

Please refer to Bill Philbin’s blog post (https://community.hpe.com/t5/Around-the-Storage-Block/Who-Could-ve/Predicted-Today-s-Flash-Acquisition-Announcement/ba-p/6945872) for HPE’s perspective on the acquisition.

Also, please refer to this FAQ on My Nimble (https://mynimble.nimblestorage.com/NimbleHPEmployeeResources/Forms/AllItems.aspx) for more information on the transaction.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Nimble Storage common stock (the “Offer”) has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Hewlett Packard Enterprise Company (“HPE”) and a subsidiary of HPE (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, HPE and Merger Sub will file tender offer materials on Schedule TO, and thereafter Nimble Storage will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Nimble Storage’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to Nimble Storage, Inc., 211 River Oaks Parkway, San Jose, California 95134, Attn: Investor Relations, or by telephone at (408) 514-3475.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, HPE and Nimble Storage file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by HPE or Nimble Storage at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. HPE’s and Nimble Storage’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of Nimble Storage by HPE; the expected timing of the completion of the Offer and the merger; the ability of HPE, Merger Sub and Nimble Storage to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January 31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.